April 7, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

	Re:	Alliance Data Systems Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Form 8-K filed February 2, 2010 File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated April 1, 2010 from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 and Form 8-K filed February 2, 2010, each filed with the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”).

Per your instructions to counsel for the Company, this letter will confirm that the Company will submit its response to the Comment Letter after April 15, 2010, but on or before April 30, 2010. The additional time will enable the Company to complete its quarterly close process, complete its earnings release and coordinate the Company’s response with the Company’s audit committee and the Company’s independent accountant.

In its response, and as requested by the Staff in the Comment Letter, the Company will address the Staff’s comments and provide a written statement acknowledging that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

Attn: Melissa Walsh

April 7, 2010

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (972) 348-5105.

Sincerely,

/s/ Charles L. Horn
Charles L. Horn
Executive Vice President and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252